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                                                                   EXHIBIT 99(a)
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                                             MPW INDUSTRIAL SERVICES GROUP, INC.
                                                         9711 LANCASTER RD. S.E.
                                                              HEBRON, OHIO 43025



AT THE COMPANY:                               AT THE FINANCIAL RELATIONS BOARD:
Daniel P. Buettin                             Jeffrey A. Wilhoit
Vice President & Chief Financial Officer      Vice President & Account Manager
MPW Industrial Services Group, Inc.           The Financial Relations Board
9711 Lancaster Rd., S.E.                      875 North Michigan Avenue
Hebron, Ohio 43025                            Chicago, Illinois 60611
(740) 927-8790                                (312) 640-6757


FOR IMMEDIATE RELEASE
TUESDAY, APRIL 25, 2000


            MPW MANAGEMENT GROUP SUBMITS OFFER TO ACQUIRE THE COMPANY

    COMPANY EXPECTS FISCAL THIRD QUARTER EARNINGS BELOW ANALYSTS EXPECTATIONS
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HEBRON, OHIO, APRIL 25, 2000 -- MPW INDUSTRIAL SERVICES GROUP, INC. (NASDAQ:
MPWG) today announced that it has received an offer from a group of its current management, led by Chairman and Chief Executive Officer Monte R. Black, to acquire the Company through a cash merger at $8.00 per share, representing a 56.1% premium to MPW's closing price of $5.125 on April 24th.

The management group, which consists of certain current members of MPW's senior management team, currently owns 57% of the outstanding MPW shares and intends to retain all of its shares. The management group has indicated that it has no interest in selling its controlling ownership position to a third party. The management group also indicated that it has obtained financing in amounts necessary to acquire all other outstanding shares in the merger and assume the existing debt of MPW and anticipates the delivery of a commitment upon execution of a definitive agreement. Total debt outstanding under MPW's credit facilities at March 31, 2000 was approximately $80 million. The management group has also indicated that, should the proposed transaction be completed, it may consider sales of certain assets of the Company to pay down the debt incurred to complete the acquisition.

The offer to acquire the Company came during a regularly scheduled meeting of the MPW Board of Directors. Following the offer, the outside members of the MPW Board



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MPW INDUSTRIAL SERVICES GROUP, INC.
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formed a special committee to consider the offer. If approved by the special committee, the merger is then subject to the approval of MPW shareholders.

In a separate press release issued today, the Company announced that it has executed a definitive agreement with respect to the previously-announced transaction with Baird Capital Partners (BCP), an investment partnership, to acquire a majority interest in its Pentagon Technologies Group (Pentagon) subsidiary. Under the terms of that agreement, BCP will obtain majority ownership in the equity of Pentagon. MPW will continue to own approximately 20% of Pentagon.

The Company expects to report fiscal third quarter results for the period ended March 31, 2000 within 7 to 10 days. The Company expects to post a one-time, non-cash charge of approximately $3.4 million, net of related tax benefits, in the quarter to reflect the estimated amount of loss from the Pentagon transaction. Management believes the per share loss for the quarter, including the charge, will fall within the range of $0.18 to $0.20 per share. In the absence of the charge, the Company would have expected earnings of approximately $0.10 to $0.12 per share. The consensus of analyst estimates, according to First Call, is $0.17 per share, which also excludes the special Pentagon charge.

MPW Industrial Services Group, Inc. is a leading provider of integrated, technically-based industrial cleaning and related facilities support services in North America. MPW offers five principal service lines that are integral to a wide variety of manufacturing processes. These five service lines are industrial cleaning and facility maintenance, industrial filtration management, contamination control for cleanroom environments and related services, industrial container cleaning and industrial process water purification. MPW provides these services to more than 1,200 customers in diverse industries. With headquarters in Hebron, Ohio, MPW has over 27 years of experience and currently has more than 2,200 employees in a network of over 50 offices.

The statements contained in this news release that are forward looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to competitive and other market factors, customer purchasing behavior, general economic conditions and other facets of the Company's business operations. Also, the Company's quarterly results of operations may fluctuate as a result of a number of factors including but not limited to the timing of customer activity and weather conditions. Additional information about these and other risks and uncertainties can be found in "Investment Considerations" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999; and in other documents the Company files or has filed with the Securities and Exchange Commission. Further information may also be obtained at the Company's Internet site: www.mpwservices.com.

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